Exhibit (a)(1)(i)

Offer to Purchase for Cash

by

LIMITED BRANDS, INC.

of

Up to 44,444,000 Shares of its Common Stock At a Purchase Price of Not Greater Than $22.50 Nor Less Than $19.75 Per Share

THE TENDER OFFER, THE PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 25, 2004, UNLESS THE TENDER OFFER IS EXTENDED.

Limited Brands, Inc., a Delaware corporation (“Limited Brands” or the “Company”), invites its stockholders to tender up to 44,444,000 shares of its common stock, $0.50 par value per share, for purchase by us at a price not greater than $22.50 nor less than $19.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the tender offer). We will select the lowest purchase price that will allow us to purchase 44,444,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares tendered but not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

In the event the final purchase price is less than the maximum price of $22.50 per share and more than 44,444,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares without extending the tender offer so that we repurchase up to $1 billion of our shares. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.

THE TENDER OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

The shares are listed and traded on the New York Stock Exchange (the “NYSE”) under the trading symbol “LTD”. On February 25, 2004, the last full trading day before the announcement of the tender offer, the last reported sale price of the shares was $20.20 per share. You are urged to obtain current market quotations for the shares. See Section 8.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGERS MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. SEE SECTION 2. LESLIE H. WEXNER, OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, HIS IMMEDIATE FAMILY MEMBERS AND AFFILIATED ENTITIES WILL NOT TENDER ANY SHARES PURSUANT TO THE TENDER OFFER. OUR OTHER DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY HAVE NOT DETERMINED WHETHER TO TENDER ANY OF THEIR SHARES IN THE TENDER OFFER.

The Dealer Managers for the Tender Offer are:

Banc of America Securities LLC	JPMorgan

Offer to Purchase dated February 27, 2004

IMPORTANT

If you want to tender all or part of your shares, you must do one of the following before the tender offer expires:

•	if your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you;

•	if you hold certificates in your own name, complete and sign a Letter of Transmittal according to its instructions and deliver it, together with any required signature guarantees, the certificates for your shares and any other documents required by the Letter of Transmittal, to Wachovia Bank, N.A., the Depositary for the tender offer;

•	if you are an institution participating in The Depository Trust Company, which we call the “Book-Entry Transfer Facility” in this Offer to Purchase, tender your shares according to the procedure for book-entry transfer described in Section 3 of this Offer to Purchase;

•	if you are a participant in our Savings and Retirement Plan or Stock Purchase Plan and you wish to tender any of your shares held in either of those plans, you must follow the separate instructions and procedures described in Section 3 of this Offer to Purchase and you must review the separate materials related to those plans enclosed with this Offer to Purchase for instructions;

•	if you are a participant in the Dividend Reinvestment Plan and you wish to tender any of your shares held in that plan or you hold shares in our Direct Registration System and you wish to tender any of your shares held in the Direct Registration System, you must indicate this on the Letter of Transmittal and follow the procedures outlined in the Letter of Transmittal; or

•	if you are a holder of vested options, you may exercise your options for cash and tender any of the shares issued upon exercise.

If you want to tender your shares but your certificates for the shares are not immediately available or cannot be delivered to the Depositary within the required time or you cannot comply with the procedure for book-entry transfer, or your other required documents cannot be delivered to the Depositary by the Expiration Date (as defined below) of the tender offer, you may still tender your shares if you comply with the guaranteed delivery procedure described in Section 3 of this Offer to Purchase.

TO TENDER SHARES PROPERLY, OTHER THAN SHARES YOU HOLD IN THE SAVINGS AND RETIREMENT PLAN OR THE STOCK PURCHASE PLAN, YOU MUST PROPERLY COMPLETE AND DULY EXECUTE THE LETTER OF TRANSMITTAL, INCLUDING THE SECTION RELATING TO THE PRICE AT WHICH YOU ARE TENDERING YOUR SHARES.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum price of $19.75 per share.

Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the tender offer, or to Banc of America Securities LLC and J.P. Morgan Securities Inc. (“JPMorgan”), the Dealer Managers for the tender offer, at their respective addresses and telephone numbers set forth on the back cover page of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent.

We are not making this tender offer to, and will not accept any tendered shares from, stockholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make this tender offer to stockholders in any such jurisdiction.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE TENDER OFFER OR AS TO THE PURCHASE PRICE OR PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION TO YOU OR GIVES YOU ANY INFORMATION, YOU MUST NOT RELY ON THAT RECOMMENDATION, REPRESENTATION OR INFORMATION AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGERS.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. It highlights certain material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the tender offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase and the related Letter of Transmittal because they contain the full details of the tender offer. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion.

Who is offering to purchase my shares?

We are offering to purchase up to 44,444,000 shares of our outstanding common stock.

What will the purchase price for the shares be?

We are conducting the tender offer through a procedure commonly called a modified “Dutch Auction”. This procedure allows you to select the price (in increments of $0.25) within a price range specified by us at which you are willing to sell your shares. The price range for this offer is $19.75 to $22.50 per share. The purchase price will be the lowest price at which, based on the number of shares tendered and the prices specified by the tendering stockholders, we can purchase 44,444,000 shares, or such lesser number of shares as are properly tendered. All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price we determine. We will determine the purchase price for tendered shares promptly after the tender offer expires.

What will be the form of payment of the purchase price?

If your shares are purchased in the tender offer, you will be paid the purchase price in cash, without interest, for all your shares that we purchase pursuant to the tender offer. We will pay the purchase price promptly after the expiration of the tender offer period. See Section 1.

How many shares will Limited Brands purchase?

We will purchase 44,444,000 shares in the tender offer, or such lesser number of shares as are properly tendered and not withdrawn. The 44,444,000 shares represent approximately 8.6% of our outstanding common stock as of February 20, 2004. If more than 44,444,000 shares are tendered, all shares tendered at or below the purchase price will be purchased on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will be purchased on a priority basis. The tender offer is not conditioned on any minimum number of shares being tendered. See Section 7.

In the event the final purchase price is less than the maximum price of $22.50 per share and more than 44,444,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares without extending the tender offer so that we repurchase up to $1 billion of our shares. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.

How will Limited Brands pay for the shares?

We will use cash on hand to purchase shares tendered in the tender offer and to pay all related expenses. The tender offer is not subject to the receipt of financing. See Section 9.

How long do I have to tender my shares?

You may tender your shares until the tender offer expires. The tender offer will expire on Thursday, March 25, 2004, at 12:00 Midnight, New York City time, unless we extend the tender offer. We may choose to extend the tender offer for any reason. We cannot assure you that the tender offer will be extended or, if extended, for how long. See Section 1 and Section 14. If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely they have an earlier deadline for accepting the tender offer.

Can the tender offer be extended, amended or terminated, and under what circumstances?

We can extend or amend the tender offer in our sole discretion. If we extend the tender offer, we will delay the acceptance of any shares that have been tendered. We can terminate the tender offer under certain circumstances. See Section 7 and Section 14.

How will I be notified if Limited Brands extends the offer or amends the terms of the tender offer?

We will issue a press release by 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date if we decide to extend the tender offer. We will announce any amendment to the tender offer by making a public announcement of the amendment. See Section 14.

What is the purpose of the tender offer?

As of January 31, 2004, we had over $3 billion in cash on hand. After a thorough evaluation of our capital needs, financial condition, strategies and possible uses of our cash over an extended period of time, our Board of Directors determined that a repurchase of up to $1 billion of our shares through a tender offer would be a desirable use of a portion of our cash. Our Board of Directors concluded that such a repurchase would be an efficient way to provide value to those stockholders who wanted to receive cash for all or a portion of their shares at a premium over the recent trading prices for the shares. Our Board of Directors determined that such a repurchase would demonstrate our confidence in our business and long-term growth potential. In addition, the tender offer permits stockholders who elect not to tender to retain a greater percentage ownership following the tender offer and thus in our future earnings and assets and bear the attendant risks associated with owning our shares. We believe that, after giving effect to the tender offer, our remaining cash on hand and cash flow from operations should be sufficient to meet our operational needs and to allow us to pursue acquisitions and other opportunities that might arise. See Section 2.

Are there any conditions to the tender offer?

Yes. Our obligation to accept and pay for your tendered shares depends on a number of conditions, including:

•	No legal action shall have been threatened, pending or taken that challenges or relates to the tender offer or materially and adversely affects our business, condition (financial or otherwise), assets, income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business or our ability to purchase up to 44,444,000 shares in the tender offer.

•	No general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payment in respect of banks in the United States shall have occurred.

•	No changes in the general political, market, economic or financial conditions in the United States or abroad that could adversely affect our business, condition (financial or otherwise), income, operations or prospects or otherwise materially impairs the contemplated future conduct of our business.

•	No commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, shall have occurred.

•	No decrease of more than 15% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on February 25, 2004 shall have occurred.

•	No person shall have made a tender or exchange offer for our shares (other than this tender offer), nor shall we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business.

•	No person (including certain groups) shall acquire, or propose to acquire, beneficial ownership of more than 5% of our outstanding common stock other than as publicly disclosed in a filing with the Securities and Exchange Commission (the “Commission”) prior to February 25, 2004. No person or group which has made such a filing prior to February 25, 2004 shall acquire, or propose to acquire, an additional 2% or more of our outstanding common stock. In addition, no new group shall have been formed that beneficially owns more than 5% of our outstanding common stock.

•	No material adverse change in our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, shall have occurred or been threatened.

The tender offer is subject to a number of other conditions described in greater detail in Section 7.

Following the tender offer, will Limited Brands continue as a public company?

The completion of the tender offer in accordance with its conditions will not cause Limited Brands to be delisted from the New York Stock Exchange or to stop being subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 2.

How do I tender my shares?

To tender your shares, prior to 12:00 Midnight, New York City time, on Thursday, March 25, 2004, unless the offer is extended:

•	you must deliver your share certificate(s) (unless you plan to cause the shares to be delivered by book- entry transfer to the Depositary’s account at the Depository Trust Company or you deliver shares through Limited Brands’ Direct Registration System or the Dividend Reinvestment Plan) and a properly completed and duly executed Letter of Transmittal to Wachovia Bank, N.A., the Depositary, at the address appearing on the back cover page of this Offer to Purchase; or

•	the Depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal or an agent’s message, in the case of a book-entry transfer; or

•	you must comply with the guaranteed delivery procedure outlined in Section 3.

If you wish to maximize the chance that your shares will be purchased by us, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in your shares being purchased at the minimum price of $19.75 per share. You may also contact the Information Agent or the Dealer Managers or your broker for assistance. See Section 1, Section 3 and the instructions to the Letter of Transmittal.

How do participants in the Limited Brands Savings and Retirement Plan and Stock Purchase Plan participate in the tender offer?

Participants in our Savings and Retirement Plan or our Stock Purchase Plan may not use the Letter of Transmittal to direct the tender of their shares in those plans but instead must follow the separate Instructions related to those shares. If you are a participant in our Savings and Retirement Plan and wish to have the trustee of the plan tender some or all shares held in the plan, you must complete, execute and return to the trustee the separate election form included in the notice sent to participants. If you are a participant in our Stock Purchase

Plan and wish to have the agent for the plan tender some or all shares held in the plan, you must complete, execute and return to the agent the separate election form included in the notice sent to the participants. Participants are urged to read the separate election forms and related materials carefully. See Section 3.

How do participants in the Limited Brands Dividend Reinvestment Plan participate in the tender offer?

If you are a participant in our Dividend Reinvestment Plan and wish to tender some or all of the shares held in the plan, you must indicate this on the Letter of Transmittal and follow the procedures outlined in the Letter of Transmittal. See Instruction 15 of the Letter of Transmittal.

How do participants in Limited Brands’ Direct Registration System participate in the tender offer?

If you hold shares in uncertificated form through the Limited Brands’ Direct Registration System and wish to tender some or all of the shares held through our Direct Registration System, you must indicate this on the Letter of Transmittal and follow the procedures outlined in the Letter of Transmittal. See Instruction 15 of the Letter of Transmittal.

How do holders of vested stock options for shares participate in the tender offer?

If you hold vested but unexercised options, you may exercise such options for cash in accordance with the terms of the applicable stock option plans and tender the shares received upon such exercise in accordance with this tender offer. See Instruction 14 of the Letter of Transmittal.

Can I change my mind after I have tendered shares in the tender offer?

Yes. You may withdraw any shares you have tendered at any time before the expiration of the tender offer, which will occur at 12:00 Midnight, New York City time, on Thursday, March 25, 2004, unless we extend it. You may withdraw any shares held in the Savings and Retirement Plan or the Stock Purchase Plan you have tendered at any time before three days prior to the expiration of the tender offer, which will be 12:00 Midnight, New York City time, Monday March 22, 2004, unless we extend the tender offer. If we have not accepted for payment the shares you have tendered to us, you may also withdraw your shares after 12:00 Midnight, New York City time, on Thursday April 22, 2004. See Section 4.

How do I withdraw shares I previously tendered?

You must deliver on a timely basis a written or facsimile notice of your withdrawal to the Depositary at the address appearing on the back cover page of this Offer to Purchase. Your notice of withdrawal must specify your name, the number of shares to be withdrawn and the name of the registered holder of such shares. Some additional requirements apply if the certificates for shares to be withdrawn have been delivered to the Depositary or if your shares have been tendered under the procedure for book-entry transfer set forth in Section 3. See Section 4. Participants in the Savings and Retirement Plan or the Stock Purchase Plan who wish to withdraw their shares must follow the instructions found in “Letter from Savings and Retirement Plan Administrative Committee” or “Letter from Computershare Trust Co., Inc. to Participants in the Stock Purchase Plan”, as applicable, sent to them separately. See Section 4.

In what order will you purchase the tendered shares?

We will purchase shares:

•	first, from all stockholders of “odd lots” (persons who own less than 100 shares) who properly tender all of their shares at or below the purchase price selected by us and do not properly withdraw them before the expiration of the tender offer;

•	second, subject to the conditional tender provisions described in Section 6, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by us; and

•	third, only if necessary to permit us to purchase 44,444,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares. See Section 6.

Therefore, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price. See Section 1.

Has Limited Brands or its Board of Directors adopted a position on the tender offer?

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Managers make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal.

Will Limited Brands’ directors and officers tender shares in the tender offer?

Leslie H. Wexner, our Chairman and Chief Executive Officer, his immediate family members and affiliated entities will not tender any shares pursuant to the tender offer. Our other directors and executive officers have advised us that they have not determined whether to tender any shares in the tender offer. See Section 11.

If I decide not to tender, how will the tender offer affect my shares?

Stockholders who choose not to tender will own a greater percentage interest in our outstanding common stock following the consummation of the tender offer.

When and how will Limited Brands pay for the shares I tender?

We will pay the purchase price, net in cash, without interest, for the shares we purchase promptly after the expiration of the tender offer and the acceptance of the shares for payment. We will pay for the shares accepted for purchase by depositing the aggregate purchase price with the Depositary promptly after the expiration of the tender offer. The Depositary will act as your agent and will transmit to you the payment for all of your shares accepted for payment. See Section 5.

What is the recent market price for the shares?

On February 25, 2004, the last full trading day before announcement of the tender offer, the last reported sale price per share on the New York Stock Exchange was $20.20 per share. You are urged to obtain current market quotations for the shares. See Section 8.

If I tender my shares, will I receive the March quarterly dividend on those shares?

Yes. The quarterly dividend of $0.12 per share announced on February 26, 2004 will be payable on all shares you hold of record on March 5, 2004 whether or not you tender shares in the tender offer.

Will I have to pay brokerage fees and commissions if I tender my shares?

If you are a holder of record of your shares or hold your shares through the Stock Purchase Plan or the Savings and Retirement Plan and you tender your shares directly to the Depositary, you will not incur any brokerage fees or commissions. If you hold your shares through a broker, bank or other nominee and your broker tenders shares on your behalf, your broker may charge you a fee for doing so. We urge to consult your broker or nominee to determine whether any charges will apply. See Section 5.

What are the United States federal income tax consequences if I tender my shares?

Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The receipt of cash for your tendered shares will generally be treated for United States federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment or (2) a dividend. See Section 13.

Will I have to pay stock transfer tax if I tender my shares?

If you instruct the Depositary in the Letter of Transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See Section 5.

Who can I talk to if I have questions?

The Information Agent and the Dealer Managers can help answer your questions. The Information Agent is D.F. King & Co., Inc., and the Dealer Managers are Banc of America Securities LLC and J.P. Morgan Securities Inc. Their contact information is set forth on the back cover page of this Offer to Purchase. Participants in the Savings and Retirement Plan and the Stock Purchase Plan who have questions relating to either plan should contact the relevant party set forth in the documentation relating to such plan sent separately to plan participants.

FORWARD-LOOKING STATEMENTS

This Offer to Purchase, the documents incorporated by reference and the documents to which we refer you contain statements that are not historical facts and constitute projections, forecasts or forward-looking statements. Words such as “estimate”, “project”, “plan”, “believe”, “expect”, “anticipate”, “intend”, “planned”, “potential” and similar expressions may identify forward-looking statements. These forward-looking statements involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond our control. Accordingly, our future performance and results may differ materially from those expressed or implied in any such forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect our financial performance and actual results:

•	changes in consumer spending patterns;

•	consumer preferences and overall economic conditions;

•	the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities;

•	the impact of competition and pricing;

•	changes in weather patterns;

•	political stability;

•	postal rate increases and charges;

•	paper and printing costs;

•	risks associated with the seasonality of the retail industry;

•	risks related to consumer acceptance of our products and our ability to develop new merchandise;

•	the ability to retain, hire and train key personnel;

•	risks associated with the possible inability of our manufacturers to deliver products in a timely manner;

•	risks associated with relying on foreign sources of production; and

•	risks associated with the possible lack of availability of suitable store locations on appropriate terms.

In addition, please refer to Exhibit 99.1 to our Annual Report on Form 10-K for the year ended February 1, 2003, as well as our other filings with the Commission, for a more detailed discussion of these risks and uncertainties and other factors. We are not under any obligation and do not undertake to make publicly available any update or other revision to any of these forward-looking statements to reflect circumstances existing after the date of this Offer to Purchase or to reflect the occurrence of future events even if experience or future changes make it clear that any projected results expressed or implied herein or in any other document will not be realized.

INTRODUCTION

To the Holders of our Common Stock:

We invite our stockholders to tender shares of our common stock, $0.50 par value per share, for purchase by us. Upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal, we are offering to purchase up to 44,444,000 shares at a price not greater than $22.50 nor less than $19.75 per share, net to the seller in cash, without interest.

The tender offer will expire at 12:00 Midnight, New York City time, on Thursday, March 25, 2004, unless extended (such date and time, as the same may be extended, the “Expiration Date”). We may, in our sole discretion, extend the period of time in which the offer will remain open.

We will select the lowest purchase price that will allow us to buy 44,444,000 shares or, if a lesser number of shares are properly tendered, all shares that are properly tendered and not withdrawn. All shares acquired in the tender offer will be acquired at the same purchase price regardless of whether the stockholder tendered at a lower price. However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, all of the shares tendered at or below the purchase price may not be purchased if more than the number of shares we seek are properly tendered. Shares not purchased in the tender offer will be returned to the tendering stockholders at our expense promptly after the expiration of the tender offer. See Section 1.

In the event the final purchase price is less than the maximum price of $22.50 per share and more than 44,444,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares without extending the tender offer so that we repurchase up to $1 billion of our shares. Such a purchase of additional shares will not require us to extend the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements. See Section 1.

Stockholders must complete the section of the Letter of Transmittal relating to the price at which they are tendering shares in order to properly tender shares.

Tendering stockholders will not be obligated to pay brokerage commissions or, subject to the Instructions to the Letter of Transmittal, stock transfer taxes on the purchase of shares by us. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the tender offer.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions. See Section 7.

OUR BOARD OF DIRECTORS HAS APPROVED THE TENDER OFFER. HOWEVER, NEITHER WE NOR OUR BOARD OF DIRECTORS NOR THE DEALER MANAGERS MAKE ANY RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES OR AS TO THE PURCHASE PRICE OR PURCHASE PRICES AT WHICH YOU MAY CHOOSE TO TENDER YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER YOUR SHARES. IN SO DOING, YOU SHOULD READ CAREFULLY THE INFORMATION IN THIS OFFER TO PURCHASE AND IN THE RELATED LETTER OF TRANSMITTAL, INCLUDING OUR REASONS FOR MAKING THE TENDER OFFER. SEE SECTION 2. LESLIE H. WEXNER, OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, HIS IMMEDIATE FAMILY MEMBERS AND AFFILIATED ENTITIES WILL NOT TENDER ANY SHARES PURSUANT TO THE TENDER OFFER. OUR OTHER DIRECTORS AND EXECUTIVE OFFICERS HAVE ADVISED US THAT THEY HAVE NOT DETERMINED WHETHER TO TENDER ANY OF THEIR SHARES IN THE TENDER OFFER.

If, at the Expiration Date more than 44,444,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn, we will buy shares:

•	first, from all holders of “odd lots” (holders of less than 100 shares) who properly tender all their shares at or below the purchase price selected by us and do not properly withdraw them before the Expiration Date;

•	second, on a pro rata basis from all other stockholders who properly tender shares at or below the purchase price selected by us, other than stockholders who tender conditionally and whose conditions are not satisfied; and

•	third, only if necessary to permit us to purchase 44,444,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) from holders who have tendered shares subject to the condition that a specified minimum number of the holder’s shares be purchased if any of the holder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) at or below the purchase price by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Therefore, we may not purchase all of the shares tendered pursuant to the tender offer even if the shares are tendered at or below the purchase price. See Section 1, Section 5 and Section 6, respectively, for additional information concerning priority, proration and conditional tender procedures.

We will pay the purchase price, net to the tendering stockholders in cash, without interest, for all shares purchased. Tendering stockholders who hold shares registered in their own name and who tender their shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 9 of the related Letter of Transmittal, stock transfer taxes on our purchase of shares pursuant to the tender offer. Stockholders holding shares through brokers, dealers, commercial banks, trust companies or other nominees are urged to consult such nominees to determine whether transaction costs apply. Also, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 included with the Letter of Transmittal (or such other IRS form as may be applicable) may be subject to United States federal income tax backup withholding of 28% of the gross proceeds paid to the United States holder or other payee pursuant to the tender offer, unless such holder establishes that such holder is within the class of persons that is exempt from backup withholding. See Section 3. Also see Section 13 regarding certain federal income tax consequences of the tender offer.

Participants in our Savings and Retirement Plan or our Stock Purchase Plan may not use the Letter of Transmittal to direct the tender of their shares in those plans but instead must follow the separate Instructions related to those shares. Stockholders who are participants in our Savings and Retirement Plan may instruct the trustee as set forth in the “Letter from Savings and Retirement Plan Administrative Committee” to tender some or all of the shares attributed to the participant’s account. Stockholders who are participants in our Stock Purchase Plan may instruct the agent for the Stock Purchase Plan, as set forth in the “Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan”, to tender some or all of the shares held in the participant’s account under the Stock Purchase Plan. If the trustee or agent for the related plan has not received a participant’s instructions at least three days prior to the Expiration Date of the tender offer, the trustee or agent may not tender any shares held on behalf of that participant.

Stockholders who are participants in the Dividend Reinvestment Plan (the “DRP”) may tender some or all of the shares attributed to such stockholder’s account under the DRP.

Stockholders who hold shares through the Direct Registration System (“DRS”) may tender some or all of the shares attributed to such stockholder’s account in the DRS.

In addition, holders of vested but unexercised options outstanding under the 1993 Stock Option and Performance Incentive Plan (as amended and restated), (the “LBI Plan”) or the 1995 Stock Option and Performance Incentive Plan (as amended and restated)(the “IBI Plan”) (collectively, the “Stock Option Plans”) may exercise such options for cash and tender some or all of the shares issued upon such exercise.

Stockholders who are participants in employee benefit plans not affiliated with us that hold shares of Limited Brands common stock may tender some or all of such shares as provided herein generally, subject to the provisions of such plans.

As of February 20, 2004, we had issued and outstanding 518,527,895 shares. The 44,444,000 shares that we are offering to purchase represent approximately 8.6% of the shares then outstanding. The shares are listed and traded on the NYSE. On February 25, 2004, the last full day of trading prior to announcement of the tender offer, the last reported sale price of the shares on the NYSE was $20.20 per share. See Section 8. Stockholders are urged to obtain current market quotations for the shares.

The quarterly dividend of $0.12 per share announced on February 26, 2004 will be payable on March 16, 2004. Stockholders will be entitled to receive this dividend payment on all of their shares held of record on March 5, 2004, whether or not the shares are tendered in the tender offer.

THE TENDER OFFER

1. Number of Shares; Proration.

General. Upon the terms and subject to the conditions of the tender offer, we will purchase 44,444,000 shares of our common stock, or such lesser number of shares as are properly tendered and not properly withdrawn in accordance with Section 4, before the Expiration Date of the tender offer at prices not greater than $22.50 nor less than $19.75 per share, net to the seller in cash, without interest.

See Section 14 for a description of our right to extend, delay, terminate or amend the tender offer. In the event the final purchase price is less than the maximum price of $22.50 per share and more than 44,444,000 shares are tendered in the tender offer at or below the purchase price, we intend to exercise our right to purchase up to an additional 2% of our outstanding shares without extending the tender offer so that we repurchase up to $1 billion of our shares. Such a purchase of additional shares will not require us to extend the tender offer. We also expressly reserve the right, in our sole discretion, to purchase additional shares subject to applicable legal requirements.

If the tender offer is over-subscribed as described below, shares tendered at or below the purchase price will be subject to proration. The proration period and withdrawal rights expire on the Expiration Date.

If we

•	increase the price to be paid for shares above $22.50 per share or decrease the price to be paid for shares below $19.75 per share,

•	increase the number of shares being sought in the tender offer and such increase in the number of shares being sought exceeds 2% of our outstanding shares, or

•	decrease the number of shares being sought, and

the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day (as defined below) from, and including, the date that announcement of any such increase or decrease is first published, sent or given in the manner specified in Section 14, the tender offer will be extended until the expiration of such period of ten business days. A “business day” means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

THE TENDER OFFER IS NOT CONDITIONED ON THE TENDER OF ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE TENDER OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE SECTION 7.

In accordance with Instruction 5 of the Letter of Transmittal, stockholders desiring to tender shares must specify the price or prices, not greater than $22.50 nor less than $19.75 per share, at which they are willing to sell their shares to us in the tender offer. Alternatively, stockholders desiring to tender shares can choose to not specify a price and, instead, specify that they will sell their shares at the purchase price ultimately paid for shares properly tendered in the tender offer, which could result in the tendering stockholder receiving a price per share as low as $19.75. If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in the tendered shares being purchased at the minimum price of $19.75 per share.

Promptly following the Expiration Date, we will, in our sole discretion, determine the purchase price that we will pay for shares properly tendered and not properly withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. We will select the lowest purchase price, not greater than $22.50 nor less than $19.75 per share net in cash, without interest, that will enable us to purchase 44,444,000 shares, or such lesser number of shares as are properly tendered, pursuant to the tender offer. Shares properly tendered pursuant to the tender offer at or below the purchase price and not properly withdrawn will be purchased at the purchase price, upon the terms and subject to the conditions of the tender offer, including the proration provisions.

All shares tendered and not purchased pursuant to the tender offer, including shares tendered at prices in excess of the purchase price and shares not purchased because of proration and conditional tender provisions, will be returned to the tendering stockholders or, in the case of shares delivered by book-entry transfer, credited to the account at the Book-Entry Transfer Facility from which the transfer had previously been made or, in the case of shares delivered by the Direct Registration System or the Dividend Reinvestment Plan, credited to the tendering stockholder’s account, at our expense promptly following the Expiration Date. By following the instructions to the Letter of Transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares, but a separate Letter of Transmittal must be submitted for shares tendered at each price. Stockholders can also specify the order in which the specified portions will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of the tendered shares are purchased pursuant to the tender offer.

If the number of shares properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Date is less than or equal to 44,444,000 shares, or such greater number of shares as we may elect to purchase, subject to applicable law, we will, upon the terms and subject to the conditions of the tender offer, purchase all shares so tendered at the purchase price.

Priority of Purchases. Upon the terms and subject to the conditions of the tender offer, if more than 44,444,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) have been properly tendered at prices at or below the purchase price selected by us and not properly withdrawn, we will purchase properly tendered shares on the basis set forth below:

•	first, we will purchase all shares tendered by all holders of “odd lots” (as defined below) who:

(1) tender all shares owned beneficially or of record at a price at or below the purchase price selected by us (partial tenders will not qualify for this preference); and

(2) complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

•	second, subject to the conditional tender provisions described in Section 6, we will purchase all other shares tendered at prices at or below the purchase price selected by us on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, as described below.

•	third, only if necessary to permit us to purchase 44,444,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law), shares conditionally tendered (for which the condition was not initially satisfied) at or below the purchase price selected by us, will, to the extent feasible, be selected for purchase by random lot. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Therefore, all of the shares that a stockholder tenders in the tender offer may not be purchased even if they are tendered at prices at or below the purchase price. It is also possible that none of the shares conditionally tendered will be purchased even though those shares were tendered at prices at or below the purchase price.

Odd Lots. The term “odd lots” means all shares tendered at prices at or below the purchase price selected by us by any person who owned beneficially or of record a total of fewer than 100 shares and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. To qualify for this preference, an odd lots holder must tender all shares owned in accordance with the procedures described in Section 3. Odd lots will be accepted for payment before any proration of the purchase of other tendered shares. Any odd lot holder wishing to tender all of the stockholder’s shares pursuant to the tender offer must complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery.

Proration. If proration of tendered shares is required, we will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by such stockholder to the total number of shares properly tendered and not properly withdrawn by all stockholders at or below the purchase price. Because of the difficulty in determining the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn, we do not expect that we will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the tender offer until five to seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Stockholders may obtain preliminary proration information from the Information Agent or the Dealer Managers and may be able to obtain such information from their brokers.

As described in Section 13, the number of shares that we will purchase from a stockholder pursuant to the tender offer may affect the United States federal income tax consequences to that stockholder and, therefore, may be relevant to a stockholder’s decision whether or not to tender shares.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

2. Purpose of the Tender Offer; Certain Effects of the Tender Offer.

Purpose of the Tender Offer. As of January 31, 2004, we had over $3 billion in cash on hand. After a thorough evaluation of our capital needs, financial condition, strategies and possible uses of our cash over an extended period of time, our Board of Directors determined that a repurchase of up to $1 billion of our shares through a modified “Dutch Auction” tender offer would be a desirable use of a portion of our cash. Our Board of Directors determined that such a repurchase would be an efficient way to provide value to those stockholders who wanted to receive cash for all or a portion of their shares at a premium of up to approximately 11% over the last reported sales price of $20.20 per share, as of February 25, 2004, the last full trading day prior to the date of the announcement of the tender offer.

In addition, the tender offer permits stockholders who elect not to tender to retain a greater percentage ownership following the tender offer and thus in our future earnings and assets and bear the attendant risks associated with owning our shares. Our Board of Directors also determined that such a repurchase would demonstrate our confidence in our business and long-term growth potential. In addition, where shares are tendered by the registered owner of the stock directly to the Depositary, the sale of these shares in the tender offer will permit the sellers to avoid the usual transaction costs associated with open market sales, including brokerage fees and commissions and, with respect to odd lot holders, any applicable odd lot discounts. We believe that after giving effect to the tender offer, our remaining cash on hand and cash flow from operations should be sufficient to meet our operational needs and allow us to pursue acquisitions and other opportunities that might arise.

This tender offer is consistent with our history of repurchasing shares as a means of increasing stockholder value. In February 1996, we completed a $1.6 billion self-tender, in which we repurchased 170,000,000 shares from our public stockholders. In June 1999, we repurchased 30,000,000 shares through a self-tender for approximately $750 million. During 2000, we completed a $200 million share repurchase program acquiring approximately 8,700,000 shares. In January 2003, our Board of Directors authorized a share repurchase program for a total of $150 million. During 2003, we completed the $150 million share repurchase program acquiring approximately 9,900,000 shares at an average price of approximately $15 per share. In October 2003, our Board of Directors authorized the repurchase of an additional $100 million of our shares under a share repurchase program. We have not repurchased any shares under this share repurchase program, and our Board of Directors determined to supersede the program with this tender offer.

Our Board of Directors was cognizant of the desirability of satisfactorily addressing the claims asserted in the pending litigation in the Delaware Court of Chancery styled In re The Limited, Inc. Shareholders Litigation and the fact that the tender offer would facilitate settlement of that litigation. In this regard, the Board discussed the potential impact of the tender offer on the settlement on several occasions, including receipt of a briefing from the Special Litigation Committee of the Board, the Special Litigation Committee’s independent outside counsel and the Company’s outside counsel. See Section 11.

Our Board of Directors has approved the tender offer. However, neither we nor our Board of Directors nor the Dealer Managers make any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares. You must make your own decision as to whether to tender your shares and, if so, how many shares to tender and the price or prices at which your shares should be tendered. In doing so, you should read carefully the information in this Offer to Purchase and in the related Letter of Transmittal. Leslie H. Wexner, our Chairman and Chief Executive Officer, his immediate family members and affiliated entities will not tender any shares pursuant to the tender offer. Our other directors and executive officers have advised us that they have not determined whether to tender any of their shares in the tender offer. See Section 11.

Certain Effects of the Tender Offer. The tender offer will reduce the number of shares that might otherwise trade publicly and is likely to reduce the number of our stockholders. These reductions may reduce the volume of trading in our shares and may result in lower stock prices and reduced liquidity in the trading of our shares following completion of the tender offer. As of February 20, 2004, we had issued and outstanding 518,527,895 shares. The 44,444,000 shares that we are offering to purchase pursuant to the tender offer represent approximately 8.6% of the shares outstanding as of that date. Stockholders may be able to sell non-tendered shares in the future on the NYSE or otherwise, at a net price higher or lower than the purchase price in the tender offer. We can give no assurance, however, as to the price at which a stockholder may be able to sell such shares in the future.

Based on the published guidelines of the NYSE and the conditions of the tender offer, our purchase of 44,444,000 shares pursuant to the tender offer will not result in delisting of the remaining shares on the NYSE. The shares are registered under the Exchange Act, which requires, among other things, that we furnish certain information to our stockholders and the Commission and comply with the Commission’s proxy rules in connection with meetings of our stockholders. We believe that our purchase of shares pursuant to the tender offer will not result in the shares becoming eligible for termination of registration under the Exchange Act. The tender offer is conditioned upon our having determined that the consummation of the tender offer will not cause the shares to be delisted from the NYSE or eligible for deregistration under the Exchange Act.

Upon the completion of the tender offer, non-tendering stockholders will realize a proportionate increase in their relative ownership interest in the Company. In particular, the tender offer would increase the proportional holdings of certain significant stockholders and of our directors and executive officers if they determine not to tender any of their shares in the tender offer. Leslie H. Wexner, our Chairman and Chief Executive Officer, certain members of Mr. Wexner’s immediate family and certain affiliated entities currently beneficially own in the aggregate approximately 11.8% of our outstanding shares as of February 20, 2004. Mr. Wexner, his immediate family members and affiliated entities will not tender any shares pursuant to the tender offer.

We currently intend to cancel and retire shares purchased pursuant to the tender offer. Such shares will return to the status of authorized and unissued shares and will be available for us to issue without further stockholder action for all purposes except as required by applicable law or the rules of the NYSE. We have no current plans for the issuance of shares purchased in this tender offer.

We may, in the future, decide to purchase shares. Any such purchases may be on the same terms as, or on terms which are more or less favorable to stockholders than, the terms of the tender offer. Rule 13e-4 under the Exchange Act, however, prohibits us and our affiliates from purchasing any shares, other than pursuant to the tender offer, until at least ten business days after the Expiration Date.

The shares are currently “margin securities” under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares. We believe that, following the repurchase of shares pursuant to the tender offer, the shares will continue to be margin securities for purposes of the Federal Reserve Board’s margin regulations.

Holders of record of shares as of March 5, 2004 will be entitled to receive the quarterly dividend payment of $0.12 per share, announced on February 26, 2004, whether or not the shares are tendered in the tender offer.

Except as otherwise disclosed in this Offer to Purchase, we currently have no plans, proposals or negotiations underway that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our or any of our subsidiaries’ assets;

•	any material change in our present dividend rate or policy, our indebtedness or our capitalization;

•	any change in our present board of directors or management, including but not limited to any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in our corporate structure or business;

•	any class of our equity securities ceasing to be authorized to be quoted on the NYSE;

•	any class of our equity securities becoming eligible for termination of registration under Section 12(g) of the Exchange Act;

•	the suspension of our obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition or disposition by any person of additional securities of us, or the disposition of our securities other than purchases pursuant to outstanding options to purchase shares and outstanding restricted stock equivalent awards granted to certain employees (including directors and officers); or

•	any changes in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of us.

Notwithstanding the foregoing, we reserve the right to change our plans and intentions at any time, as we deem appropriate.

3. Procedures for Tendering Shares.

Proper Tender of Shares. For shares to be tendered properly pursuant to the tender offer:

•	the certificates for the shares (unless shares are delivered through our Direct Registration System or Dividend Reinvestment Plan), or confirmation of receipt of the shares under the procedure for book-entry transfer set forth below, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined below) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received before 12:00 Midnight, New York City time, in each case by the Expiration Date by the Depositary at its address set forth on the back cover page of this document; or

•	the tendering stockholder must comply with the guaranteed delivery procedures set forth below.

Notwithstanding any other provisions hereof, payment for shares tendered and accepted for payment pursuant to the tender offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility, as defined below), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees, or an Agent’s Message in connection with book-entry delivery, and any other documents required by the Letter of Transmittal.

IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, EACH STOCKHOLDER DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST EITHER (1) CHECK THE BOX IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED “SHARES TENDERED AT PRICE DETERMINED PURSUANT TO THE TENDER OFFER” OR (2) CHECK ONE OF THE BOXES IN THE SECTION OF THE LETTER OF TRANSMITTAL CAPTIONED “SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER” INDICATING THE PRICE (IN INCREMENTS OF $0.25) AT WHICH SHARES ARE BEING TENDERED.

If tendering stockholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined Pursuant to the Tender Offer”. Note that this election could result in the tendered shares being purchased at the minimum price of $19.75 per share. A stockholder who wishes to indicate a specific price (in increments of $0.25) at which such stockholder’s shares are being tendered must check a box under the section captioned “Shares Tendered at Price Determined by Stockholder”. A stockholder who wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered. The same shares may not be tendered at more than one price unless such shares are previously withdrawn according to the terms of the tender offer.

A TENDER OF SHARES WILL BE PROPER IF, AND ONLY IF, ON THE APPROPRIATE LETTER OF TRANSMITTAL EITHER THE BOX IN THE SECTION CAPTIONED “SHARES TENDERED AT PRICE DETERMINED BY THE TENDER OFFER” OR ONE OF THE BOXES IN THE SECTION CAPTIONED “SHARES TENDERED AT PRICE DETERMINED BY STOCKHOLDER” IS CHECKED. STOCKHOLDERS WHO HOLD SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT THEIR BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF STOCKHOLDERS TENDER SHARES THROUGH THE BROKERS OR BANKS.

Odd lot holders who tender all their shares must also complete the section captioned “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guaranteed Delivery, to qualify for the preferential treatment available to odd lot holders as set forth in Section 1.

Book Entry Delivery. The Depositary will establish an account with respect to the shares at The Depository Trust Company (referred to as the “Book-Entry Transfer Facility”) for purposes of the tender offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of shares by causing the Book-Entry Transfer Facility to transfer such shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of the book-entry confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant tendering shares through the Book-Entry Transfer Facility that the participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against that participant.

Method of Delivery. The method of delivery of all documents, including share certificates, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. Shares will be deemed delivered only when actually received by the Depositary (including in the case of a book-entry transfer, by book-entry confirmation). In all cases, sufficient time should be allowed to ensure timely delivery.

Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loans associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program (an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the shares tendered therewith and such holder has not completed the box captioned “Special Delivery Instructions” or captioned “Special Payment Instructions” on the Letter of Transmittal or (b) such shares are tendered for the account of an Eligible Institution. See Instructions 1 and 8 of the Letter of Transmittal. If a share certificate is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made to a person other than the registered holder, then the share certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate, with the signature guaranteed by an Eligible Institution.

Guaranteed Delivery. If a stockholder desires to tender shares pursuant to the tender offer and cannot deliver such shares and all other required documents to the Depositary by the Expiration Date or such shareholder cannot complete the procedure for delivery by book-entry on a timely basis, such shares may nevertheless be tendered if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by us is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for such shares (or a confirmation of a book-entry transfer of such shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or an Agent’s Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Employee Plans. Participants in our Savings and Retirement Plan who wish to have the trustee of the plan tender some or all shares held in the plan, must complete, execute and return to the trustee the tender election form included in the notice sent to participants. Participants in the our Stock Purchase Plan who wish to have the agent for the Plan tender some or all shares held in the plan, must complete, execute and return to the agent the separate tender election form included in the notice sent to participants. Holders of vested but unexercised options may exercise such options for cash in accordance with the terms of the Stock Option Plans and tender the shares received upon such exercise in accordance with the tender offer. See “Proper Tender of Shares” above. Participants in the Stock Purchase Plan or the Savings and Retirement Plan may not use the Letter of Transmittal to direct the tender of the shares, but must use the separate election form sent to them. Participants in those plans are urged to read the separate election form and related materials carefully.

Dividend Reinvestment Plan. Stockholders who are participants in the DRP who wish to tender some or all of the shares attributable to their accounts must indicate this on the Letter of Transmittal and follow the procedures outlined therein. See Instruction 15 of the Letter of Transmittal.

Direct Registration System. Stockholders who hold shares in uncertificated form through our Direct Registration System who wish to tender shares attributable to their DRS account must indicate this on the Letter of Transmittal and follow the procedures outlined therein. See Instruction 15 of the Letter of Transmittal.

Other Benefit Plans. Stockholders who are participants in employee benefit plans not affiliated with us that hold shares of Limited Brands common stock may tender some or all of such shares as provided herein generally, subject to the provisions of such plans. To the extent required under any such plan, we expect that participants will receive separate instructions from the administrators of those plans to be followed in connection with any tender.

Federal Income Tax Withholding. Under the federal income tax backup withholding rules, 28% of the gross proceeds payable to a stockholder or other payee pursuant to the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides his or her taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct or an exemption otherwise applies under applicable regulations. Therefore, unless such an exemption exists and is proven in a manner satisfactory to the Depositary, each tendering stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, that stockholder must submit a statement, signed under penalties of perjury, attesting to that individual’s exempt status. Such statements can be obtained from the Depositary. See Instruction 11 of the Letter of Transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED FEDERAL INCOME TAX WITHHOLDING OF 28% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE TENDER OFFER.

Gross proceeds payable pursuant to the tender offer to a foreign stockholder or his or her agent will be subject to withholding of federal income tax at a rate of 30%, unless we determine that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. A foreign stockholder may be eligible to file for a refund of such tax or a portion of such tax if such stockholder meets the “complete redemption”, “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 or if such stockholder is entitled to a reduced rate of withholding pursuant to a tax treaty and the Company withheld at a higher rate. In order to obtain a reduced rate of withholding under a tax treaty, a foreign stockholder must deliver to the Depositary before the payment a properly completed and executed statement claiming such an exemption or reduction. Such statements can be obtained from the Depositary. In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the tender offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary a properly executed statement claiming such exemption. Such statements can be obtained from the Depositary. See Instruction 11 of the Letter of Transmittal. Foreign stockholders are urged to consult their own tax advisors regarding the application of federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Tender Constitutes An Agreement. The tender of shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the tender offer and an agreement between the tendering stockholder and us upon the terms and subject to the conditions of the tender offer, as well as the tendering stockholder’s representation and warranty to us that (1) the stockholder has a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (2) the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender shares for his own account unless the person so tendering (i) has a net long position equal to or greater than the number of (x) shares tendered or (y) other securities immediately convertible into, or exercisable or exchangeable for, the number of shares tendered and will acquire such shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such shares to be delivered in accordance with the terms of the tender offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the purchase price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of shares determined by us not to be in proper form, or the acceptance of which or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of particular shares, and our interpretation of the terms of the tender offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. No tender of shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

Return of Unpurchased Shares. If any tendered shares are not purchased pursuant to the tender offer or are properly withdrawn before the Expiration Date, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the tender offer or the proper withdrawal of the shares, as applicable, or, in the case of shares tendered by book-entry transfer at the book-entry transfer facility, the shares will be credited to the appropriate account maintained by the tendering stockholder at the book-entry transfer facility, in each case without expense to the stockholder.

Lost or Destroyed Certificates. Stockholders whose certificate or certificates for part or all of their shares have been lost, stolen, misplaced or destroyed may contact Wachovia Bank, as Transfer Agent for our shares, at the address set forth on the back cover of this Offer to Purchase for instructions as to obtaining a replacement. The replacement certificate will then be required to be submitted together with the Letter of Transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by the stockholder to secure against the risk that the certificate may be subsequently recirculated. Stockholders are urged to contact the Transfer Agent immediately in order to permit timely processing of this documentation and to determine if the posting of a bond is required.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL OR FACSIMILE THEREOF, OR AN AGENT’S MESSAGE, AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO US, THE DEALER MANAGERS OR THE INFORMATION AGENT. ANY SUCH DOCUMENTS DELIVERED TO US, THE DEALER MANAGERS OR THE INFORMATION AGENT WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

4. Withdrawal Rights.

Tenders of shares made pursuant to the tender offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, on Thursday, April 22, 2004 unless theretofore accepted for payment as provided in this Offer to Purchase. If we extend the period of time during which the tender offer is open, are delayed in accepting for payment or paying for shares or are unable to accept for payment or pay for shares pursuant to the tender offer for any reason, then, without prejudice to our rights under the tender offer, the Depositary may, on our behalf, retain all shares tendered, and such shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

For a withdrawal to be effective, a written, or facsimile transmission notice of withdrawal must:

•	be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; and

•	must specify the name of the person who tendered the shares to be withdrawn and the number of shares to be withdrawn and the name of the registered holder of the shares, if different from that of the person who tendered such shares.

If the shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution) must be submitted prior to the release of such shares. In addition, such notice must specify, in the case of shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the shares to be withdrawn or, in the case of shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares.

Withdrawals may not be rescinded, and shares withdrawn will thereafter be deemed not validly tendered for purposes of the tender offer. However, withdrawn shares may be retendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in our sole discretion, which determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of shares by any stockholder, and such determination will be binding on all stockholders. None of us, the Dealer Managers, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

Participants in our Savings and Retirement Plan who wish to have the trustee of the plan withdraw previously tendered shares held in the plan must follow the procedures set in the “Letter from Savings and Retirement Plan Administrative Committee” to all Participants in the Savings and Retirement Plan. Participants in our Stock Purchase Plan who wish to have the agent for the plan withdraw previously tendered shares held in the plan must follow the instructions found in the “Letter from Computershare Trust Co., Inc. to all Participants in the Stock Purchase Plan”.

5. Purchase of Shares and Payment of Purchase Price.

Upon the terms and subject to the conditions of the tender offer, promptly following the Expiration Date, we (1) will determine the purchase price we will pay for shares properly tendered and not properly withdrawn before the Expiration Date, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (2) will accept for payment and pay for, and thereby purchase, up to 44,444,000 shares properly tendered at prices at or below the purchase price and not properly withdrawn before the Expiration Date.

For purposes of the tender offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered at or below the purchase price and not properly withdrawn, subject to the “odd lot” priority, proration and conditional tender provisions of the tender offer, only when, as and if we give oral or written notice to the Depositary of our acceptance of the shares for payment pursuant to the tender offer.

We will pay for shares purchased under the tender offer by depositing the aggregate purchase price for such shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE BE PAID BY US REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

In the event of proration, we will determine the proration factor and pay for those tendered shares accepted for payment promptly after the Expiration Date; however, we do not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately five to seven business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the purchase price and shares not purchased due to proration, will be returned to the tendering stockholder, or, in the case of shares tendered by book-entry transfer, will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein who so delivered the shares, at our expense promptly after the Expiration Date or termination of the tender offer. In addition, if certain events occur, we may not be obligated to purchase shares under the tender offer. See Section 7.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased pursuant to the tender offer. If, however, payment of the purchase price is to be made to any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 9 of the Letter of Transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO FEDERAL INCOME TAX BACKUP WITHHOLDING ON THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE TENDER OFFER. SEE SECTION 3. ALSO SEE SECTION 13 REGARDING UNITED STATES FEDERAL INCOME TAX CONSEQUENCES FOR FOREIGN STOCKHOLDERS.

6. Conditional Tender of Shares.

Subject to the exception for holders of odd lots, in the event of an over-subscription of the tender offer, shares tendered at or below the purchase price prior to the Expiration Date will be subject to proration. See Section 1. As discussed in Section 13, the number of shares to be purchased from a particular stockholder may affect the tax treatment of the purchase to the stockholder and the stockholder’s decision whether to tender. Accordingly, a stockholder may tender shares subject to the condition that a specified minimum number of the stockholder’s shares tendered pursuant to a Letter of Transmittal must be purchased if any shares tendered are purchased. Any stockholder desiring to make a conditional tender must so indicate in the box entitled “Conditional Tender” in the Letter of Transmittal and indicate the minimum number of shares that must be purchased if any are to be purchased. We urge each stockholder to consult with his or her own financial or tax advisors.

After the Expiration Date, if more than 44,444,000 shares (or such greater number of shares as we may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, so that we must prorate our acceptance of and payment for tendered shares, we will calculate a preliminary proration percentage based upon all shares properly tendered, conditionally or unconditionally. If the effect of this preliminary proration would be to reduce the number of shares to be purchased from any stockholder tendered pursuant to a Letter of Transmittal below the minimum number specified, the shares conditionally tendered will automatically be regarded as withdrawn (except as provided in the next paragraph). All shares tendered by a stockholder subject to a conditional tender and that are withdrawn as a result of proration will be returned at our expense to the tendering stockholder.

After giving effect to these withdrawals, we will accept the remaining shares properly tendered, conditionally or unconditionally, on a pro rata basis, if necessary. If conditional tenders that would otherwise be regarded as withdrawn would cause the total number of shares to be purchased to fall below 44,444,000 (or such greater number of shares as we may elect to purchase, subject to applicable law) then, to the extent feasible, we will select enough of the shares conditionally tendered that would otherwise have been withdrawn to permit us to purchase such number of shares. In selecting among the conditional tenders, we will select by random lot, treating all tenders by a particular taxpayer as a single lot, and will limit our purchase in each case to the designated minimum number of shares to be purchased. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

7. Conditions of the Tender Offer.

Notwithstanding any other provision of the tender offer, we will not be required to accept for payment or pay for any shares tendered, and may terminate or amend the tender offer or may postpone the acceptance for payment of, and the payment for, shares tendered, subject to the requirements of the Exchange Act for prompt payment for or return of shares, if at any time on or after February 27, 2004 (or such earlier date as may be specified in the relevant condition) and before the Expiration Date any of the following events shall have occurred or are determined by us to have occurred, that, in our reasonable judgment and regardless of the circumstances giving rise to such event, makes it inadvisable to proceed with the tender offer or with acceptance for payment or payment:

(1) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the tender offer or the acquisition of some or all of the shares pursuant to the tender offer or otherwise relates in any manner to the tender offer or (ii) in our reasonable judgment, could materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impairs in any way the contemplated future conduct of the business of us and our subsidiaries, taken as a whole, or materially impair our ability to purchase up to 44,444,000 shares in the tender offer;

(2) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the tender offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the tender offer, (ii) delay or restrict our ability, or render us unable, to accept for payment or pay for some or all of the shares, or (iii) materially and adversely affect our and our subsidiaries’ business, condition (financial or otherwise), income, operations or prospects, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of us and our subsidiaries;

(3) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories, including, but not limited to, an act of terrorism, (iv) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our and our subsidiaries’ business, condition (financial or otherwise), assets, income, operations or prospects, taken as a whole, (v) in the case of any of the foregoing existing at the time of the commencement of the tender offer, a material acceleration or worsening thereof or (vi) any decrease of more than 15% in the market price for the shares or in the Dow Jones Industrial Average, New York Stock Exchange Index, Nasdaq Composite Index or the Standard and Poor’s 500 Composite Index measured from the close of trading on February 25, 2004;

(4) a tender offer or exchange offer for any or all of our shares (other than this tender offer) shall have been commenced, or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

(5) (i) any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before February 25, 2004), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before February 25, 2004 shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares or (iii) any new group shall have been formed which beneficially owns more than 5% of the outstanding shares (options for and other rights to acquire shares which are acquired or proposed to be acquired being deemed for purposes of this clause (5) to be immediately exercisable or convertible);

(6) any change shall have occurred or been threatened in the business, condition (financial or otherwise), assets, income, operations, prospects or stock ownership of us or our subsidiaries, taken as a whole, that, in our judgment, is or may reasonably likely be material and adverse to us or our subsidiaries; or

(7) we determine that there is a reasonable likelihood that either (i) the shares would be held of record by less than 300 persons, or (ii) the completion of the tender offer and the purchase of the shares may otherwise cause the shares to be delisted from the NYSE or to be eligible for deregistration under the Exchange Act.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time in our sole discretion before the Expiration Date. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. Each such right is an ongoing right and may be asserted at any time and from time to time. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

8. Price Range of Shares; Dividends.

The shares are listed and traded on the NYSE under the trading symbol “LTD.” The following table sets forth, for each of the periods indicated, the high and low sales prices of the shares as reported on the NYSE, and dividends paid per share.

	High	Low	Dividends
Fiscal 2002:
First Quarter	$20.00	$15.95	$0.075
Second Quarter	22.34	15.30	0.075
Third Quarter	17.11	12.53	0.075
Fourth Quarter	18.50	12.11	0.075
Fiscal 2003:
First Quarter	$14.88	$10.88	$0.10
Second Quarter	17.30	13.00	0.10
Third Quarter	17.83	14.82	0.10
Fourth Quarter	18.55	16.68	0.10
Fiscal 2004:
First Quarter (through February 25, 2004)	$20.30	$18.21	—

On February 25, 2004, the last trading day before the date of announcement of the tender offer, the last reported sale price of the shares on the NYSE was $20.20 per share. We urge stockholders to obtain current market quotations for the shares before deciding whether and at what purchase price or purchase prices to tender their shares.

We announced on February 26, 2004 that we expect that the annual dividend will increase 20% to $0.48 per share of common stock from $0.40 for 2003.

The quarterly dividend of $0.12 per share announced on February 26, 2004 will be payable on March 16, 2004. Stockholders will be entitled to receive this dividend payment on all of their shares held of record on March 5, 2004, whether or not the shares are tendered in the tender offer.

9. Source and Amount of Funds.

Assuming we purchase 44,444,000 shares pursuant to the tender offer at the maximum price of $22.50 per share, we expect that the aggregate purchase price, including all related fees and expenses, will be approximately $1 billion. We expect to fund the purchase of shares tendered in the tender offer and the payment of related fees and expenses from available cash on hand.

The tender offer is not subject to the receipt of financing and we do not have any alternative financing arrangement or alternative financing plans.

10. Certain Information Concerning Us.

General. We sell women’s and men’s apparel, women’s intimate apparel and personal care products under various trade names through our specialty retail stores and direct response (catalog and e-commerce) businesses. Merchandise is targeted to appeal to customers in various market segments that have distinctive consumer characteristics.

We conduct our business in three primary segments: (1) Victoria’s Secret, which derives its revenue from sales of women’s intimate and other apparel, personal care products and accessories marketed principally under the Victoria’s Secret brand name and sold through its stores and direct response (catalog and e-commerce)

businesses; (2) Bath & Body Works, which derives its revenue from sales of personal care products and accessories and home fragrance products marketed principally under the Bath & Body Works and White Barn Candle Company brand names; and (3) the Apparel segment, which derives its revenue from sales of women’s and men’s apparel through Express, Express Men’s and Limited Stores. At January 31, 2004, we operated approximately 3,911 specialty stores in the United States.

Our principal executive office is Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216 and our telephone number is (614) 415-7000.

Recent Developments. On February 26, 2004, we issued a press release announcing our fourth quarter and full year 2003 financial results and our current view of the 2004 outlook. Among other things, the press release included the following information:

Fourth Quarter Results

Comparable store sales for the fourth quarter of 2003 increased 8% and net sales of $3.231 billion increased 9% compared to sales of $2.966 billion for 2002. On a reported basis, earnings per share were $0.74 for the fourth quarter of 2003 compared to $0.66 for the fourth quarter of 2002. Operating income was $641.5 million compared to $587.6 million last year, and net income was $387.6 million compared to $352.9 million last year. On an adjusted basis, fourth quarter earnings per share were $0.74 compared to $0.67 last year, operating income was $641.5 million compared to $587.6 million last year, and net income was $387.6 million compared to $357.3 million last year.

Full Year Results

Comparable store sales for the year increased 4% and net sales of $8.934 billion increased 6% compared to sales of $8.445 billion last year. On a reported basis, earnings per share for the full year ended January 31, 2004 were $1.36 per share compared to $0.96 for 2002. Operating income was $963.1 million compared to $837.9 million last year, and net income was $716.8 million compared to $501.7 million last year. On an adjusted basis, earnings per share for the year ended January 31, 2004 increased 12%, to $1.11 per share compared to $0.99 per share last year. Operating income was $963.1 million compared to $871.7 million last year, and net income was $583.8 million compared to $528.2 million last year.

Adjusted Results

The adjusted income information provides non-GAAP financial measures and gives effect to certain significant transactions and events that impact the comparability of our results in 2003 and 2002. The following tables adjust net income for such transactions and events (as described below) to determine the adjusted results, and reconcile the adjusted results to net income reported in accordance with accounting principles generally accepted in the United States of America.

The gain on investee’s stock in 2003 resulted from transactions that do not relate to the performance of the Company’s core business. The Intimate Brands, Inc. (“IBI”) recombination and sale of Lerner New York (“Lerner”) are transactions that occurred in prior periods and, therefore, affect the comparability of current period results and also do not relate to the core performance of our business.

Management believes that the adjusted results provide useful information as to our underlying business performance and assessment of ongoing operations. The adjusted income information should not be construed as an alternative to the reported results determined in accordance with generally accepted accounting principles. Further, our definition of adjusted income information may differ from similarly titled measures used by other companies.

Adjusted Income Information

(Thousands except per share amounts)

	Thirteen Weeks Ended
	January 31, 2004	February 1, 2003
		Reported	Adjustments		Adjusted
Net sales	$3,230,918	$2,965,966	—		$2,965,966

Gross income	1,341,103	1,234,734	—		1,234,734
General, administrative and store operating expenses	(699,611)	(647,164)	—		(647,164)

Operating income	641,492	587,570	—		587,570
Interest expense	(11,733)	(7,731)	—		(7,731)
Interest income	8,637	8,985	$625	(A)	9,610
Other income (loss)	(3,749)	3,836	—		3,836

Income from continuing operations before income taxes	634,647	592,660	625		593,285
Provision for income taxes	247,000	236,000	—		236,000

Net income from continuing operations	387,647	356,660	625		357,285
Loss from discontinued operations (including loss on disposal of $3.5 million in 2002), net of tax	—	(3,801)	3,801	(A)	—

Net income	$387,647	$352,859	$4,426		$357,285

Income per share:
Continuing operations	$0.74	$0.67			$0.67
Discontinued operations	—	(0.01)			—

Net income per share	$0.74	$0.66			$0.67

Weighted average shares outstanding	525,165	530,833			530,833

	Fiscal Year Ended
	January 31, 2004				February 1, 2003
	Reported	Adjustments		Adjusted	Reported	Adjustments		Adjusted
Net sales	$8,934,091	—		$8,934,091	$8,444,654	—		$8,444,654

Gross income	3,250,843	—		3,250,843	3,093,519	—		3,093,519
General, administrative and store operating expenses	(2,287,761)	—		(2,287,761)	(2,221,785)	—		(2,221,785)
Special items	—	—		—	(33,808)	33,808	(C)	—

Operating income	963,082	—		963,082	837,926	33,808		871,734
Interest expense	(61,818)	—		(61,818)	(29,559)	—		(29,559)
Interest income	62,754	—		62,754	28,653	6,250	(A)	34,903
Other income (loss)	(6,250)	—		(6,250)	102	—		102
Minority interest	—	—		—	(6,063)	6,063	(D)	—
Gains on investees’ stock	208,042	$(208,042	)(B)	—	6,124	(6,124	)(B)	—

Income from continuing operations before income taxes	1,165,810	(208,042)		957,768	837,183	39,997		877,180
Income tax expense	449,000	(75,000)		374,000	341,000	8,000		349,000

Net income from continuing operations	716,810	(133,042)		583,768	496,183	31,997		528,180
Income from discontinued operations (including loss on disposal of $3.5 million in 2002), net of tax	—	—		—	5,556	(5,556	)(A)	—

Net income	$716,810	$(133,042)		$583,768	$501,739	$26,441		$528,180

Income per share:
Continuing operations	$1.36			$1.11	$0.95			$0.99
Discontinued operations	—			—	0.01			—

Net income per share	$1.36			$1.11	$0.96			$0.99

Weighted average shares outstanding	525,731	—		525,731	521,502	11,818	(D)	533,320

Notes to Adjusted Income Information:

(A)	Excluded business:

As a result of its sale on November 27, 2002, Lerner’s results have been reflected in discontinued operations and were excluded in determining adjusted results for 2002. In addition, the adjusted results reflect the addition of interest income on the $75 million note received from Lerner, which would have been earned in 2002 had the business been sold at the beginning of 2002.

(B)	Gain on investees’ stock:

—	The 2003 adjusted results exclude a $208 million pretax, non-operating gain resulting from the sale of the Company’s investment in Alliance Data Systems Corporation.

—	The 2002 adjusted results exclude a $6 million pretax, non-operating gain resulting from the sale of Charming Shoppes, Inc. common stock.

(C)	Special item:

The 2002 adjusted results exclude a $34 million non-cash charge for vested stock awards related to the IBI recombination.

(D)	Offer and merger:

On March 21, 2002, the Company completed a tender offer and merger that resulted in the acquisition of the IBI minority interest. The adjusted results:

—	Eliminate the minority interest in earnings of Intimate Brands, Inc.; and

—	Increase total weighted average Class A common stock outstanding, using the exchange rate of 1.1 shares of Limited Brands common stock for each share of IBI Class A common stock.

A copy of the press release announcing the financial results was filed as an exhibit to our Current Report on Form 8-K filed with the Commission on February 26, 2004. You are urged to read the press release in its entirety.

2004 Outlook

We expect the annual dividend will increase 20% to $0.48 per share of common stock from $0.40. The quarterly dividend of $0.12 per share is payable on March 16, 2004 to shareholders of record at the close of business on March 5, 2004.

With respect to 2004, we expect spring season earnings per share to increase 15% to 25% versus last year, with flat earnings per share in the first quarter. Reported earnings per share in 2003 were $1.36; excluding the gain from the sale of Alliance Data Systems stock, 2003 adjusted earnings per share were $1.11. For the year 2004, the Company anticipates an earnings per share increase of 13% to 15% versus 2003’s $1.11 adjusted result, including the impact of the $1 billion share repurchase, which will be approximately $0.08 accretive to earnings per share in 2004.

The outlook above was prepared by our management for internal planning purposes only and not with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The outlook described above is not fact and should not be relied upon as being indicative of future results, and you are cautioned not to place undue reliance on it.

The outlook constitutes forward-looking statements that are subject to various risks and uncertainties that could cause actual results to differ materially from the outlook and should be read with caution. The outlook is subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. See “Forward Looking Statements”. The outlook is based upon a variety of assumptions relating to our business. These assumptions involve judgments with respect to the impact of general economic and business conditions, the competitive environment in which we operate and other factors, all of which are difficult or impossible to predict accurately and that are beyond the control of the management. We cannot assure you that the assumptions made in preparing the outlook will prove accurate, and actual results may be materially greater or less than those contained in the outlook.

You should understand that many important factors could cause our results to differ materially from those expressed in forward looking statements and may cause the outlook or the underlying assumptions for each to be inaccurate. For these reasons, you should not regard our inclusion of the outlook in this Offer to Purchase as an indication that we consider that the outlook is or will prove to be correct, and should not be relied on as such. We are not under any obligation and do not intend to make publicly available any update or other revisions to the outlook to reflect circumstances existing after the date of preparation of such outlook or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying any of the outlook are shown to be in error.

Additional Financial Information. The following pro forma information gives effect to the tender offer for fiscal year 2003 for the purchase of approximately 47.1 million shares at the approximate mid-point of the price range of $21.25 per share. The pro forma information is based on our historical financial information for the year ended January 31, 2004 and gives effect to the tender offer as if the tender offer was completed on February 2, 2003. The pro forma information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been obtained if the tender offer had been completed at the date indicated or that may be obtained in the future.

If the tender offer had occurred on February 2, 2003, reported net income for the year ended January 31, 2004 of $716.8 million would have decreased to $706.8 million and diluted earnings per share of $1.36 would have increased to $1.48. On an adjusted basis, if the tender offer had occurred on February 2, 2003, net income for the year ended January 31, 2004 of $583.8 million would have decreased to $573.8 million and diluted earnings per share of $1.11 would have increased to $1.20. The above impact of the tender offer reflects: (1) a reduction in pretax interest income of $15.0 million based on an investment rate of 1.50% on the cash to purchase shares under the tender offer and (2) a decrease in weighted average shares outstanding of 47.1 million shares, representing the assumed number of shares to be purchased in the tender offer.

If the transaction had occurred on January 31, 2004, cash and shareholders’ equity as of January 31, 2004 would have decreased from $3.129 billion to $2.125 billion and $5.266 billion to $4.262 billion, respectively. These decreases reflect the use of $1 billion of cash to purchase the shares in the tender offer and $4 million of estimated transaction costs paid in connection with the tender offer.

Additional Information About Us. We are subject to the information requirements of the Exchange Act, and in accordance therewith file periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in such proxy statements certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to the tender offer. Such material and other information may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained by mail, upon payment of the Commission’s customary charges, by writing to the Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site on the Internet at http:// www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission.

You may also request a copy of these filings, at no cost, by writing or telephoning us at our principal executive offices at the following address: Investor Relations, Limited Brands, Inc., Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216, (614) 415-7076. Please be sure to include your complete name and address in the request.

SEC Filings	Period or Date Filed

Item 6. “Selected Financial Data”, Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Item 8. “Financial Statements and Supplementary Data” contained in Annual Report on Form 10-K

Year ended February 1, 2003

Part I: Item 1. “Financial Statements” and Item 2. “Management’s Discussion and Analysis of Results of Operations and Financial Condition” contained in Quarterly Reports on Form 10-Q	Quarter ended November 1, 2003 Quarter ended August 2, 2003 Quarter ended May 3, 2003

Current Report on Form 8-K	Dated and Filed February 26, 2004

You can obtain the documents described under “Additional Information” and any of the documents incorporated by reference in this document from us or from the Commission’s web site at the Commission’s website described above. You can obtain the documents described under “Additional Information” and documents incorporated by reference in this Offer to Purchase from us, without charge, by requesting them in writing or by telephone from us at Investor Relations, Limited Brands, Inc., Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216, (614) 415-7076. Please be sure to include your complete name and address in the request. If you request any incorporated documents, we will mail them by first class mail, or another equally prompt means, promptly after we receive the request.

11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares.

As of February 20, 2004, we had 518,527,895 issued and outstanding shares. The 44,444,000 shares we are offering to purchase pursuant to the tender offer represent approximately 8.6% of the shares outstanding as of February 20, 2004. As of February 20, 2004, our directors and executive officers as a group (14 persons) beneficially owned an aggregate of 63,979,244 shares of our common stock, representing approximately 12.3% of outstanding shares. Our directors and executive officers are entitled to participate in the tender offer on the same basis as all other stockholders. Mr. Wexner, his immediate family members and affiliated entities will not tender any shares pursuant to the tender offer. Our other directors and executive officers have advised us that they have not determined whether to tender any shares in the tender offer.

The following table shows, as of February 20, 2004, the aggregate number and percentage of our securities that were beneficially owned by our directors and executive officers. Assuming we purchase 44,444,000 shares and that no director or executive officer tenders any shares pursuant to the tender offer, then after the tender offer, the directors and executive officers as a group will beneficially own approximately 13.5% of the outstanding shares. The business address of each of our directors and executive officers is Three Limited Parkway, P.O. Box 16000, Columbus, Ohio 43216.

Name	Number of Shares of Common Stock Beneficially Owned (a)(b)		Percent of Class	Percent of Class After Tender Offer (Assuming We Purchase 44,444,000 Shares and No Director or Executive Officer Tenders)
Daniel P. Finkelman	561,144	(c)	*	*
Eugene M. Freedman	28,517	(c)	*	*
E. Gordon Gee	38,184	(c)	*	*
Mark A. Giresi	131,600	(c)	*	*
V. Ann Hailey	853,245	(c)(d)	*	*
James L. Heskett	11,212	(e)	*	*
Donna A. James	4,625	(e)	*	*
David T. Kollat	211,773	(c)	*	*
Leonard A. Schlesinger	658,389	(c)	*	*
Donald B. Shackelford	188,371	(c)(e)(f)	*	*
Allan R. Tessler	84,153	(c)	*	*
Abigail S. Wexner	10,115,019	(c)(g)	2.0%	2.1%
Leslie H. Wexner	61,170,607	(c)(d)(h)	11.8%	12.9%
Raymond Zimmerman	37,424	(c)(e)(i)	*	*
All directors and executive officers as a group	63,979,244	(c)(d)(e)(j)	12.3%	13.5%

*	Less than 1%.
(a)	Unless otherwise indicated, each named person has voting and investment power over the listed shares and such voting and investment power is exercised solely by the named person or shared with a spouse. However, each named person has investment but not voting power over the listed shares held in the Limited Brands Savings and Retirement Plan.
(b)	Reflects beneficial ownership of shares of common stock as of February 28, 2003.
(c)	Includes the following number of shares issuable within 60 days upon the exercise of outstanding stock options: Mr. Finkelman, 527,542; Mr. Freedman, 11,804; Dr. Gee, 11,804; Mr. Giresi, 127,200; Ms. Hailey, 639,200; Dr. Kollat, 11,804; Mr. Schlesinger, 538,897; Mr. Shackelford, 11,804; Mr. Tessler, 11,804; Mrs. Wexner, 7,508; Mr. Wexner, 4,989,200 (does not include the 7,508 shares attributable to Mrs. Wexner); Mr. Zimmerman, 11,804; and all directors and executive officers as a group, 6,967,043.
(d)	Includes the following number of shares held in an employee benefit plan, over which the participant has the power to dispose or withdraw shares: Ms. Hailey, 4,400; Mr. Wexner, 1,176,805; and all directors and executive officers as a group, 1,181,205.
(e)	Includes the following number of deferred stock units credited to directors’ accounts under the 2003 Stock Award and Deferred Compensation Plan for Non-Associate Directors that would be convertible into common stock within 60 days after termination from the Board: Mr. Heskett, 982; Ms. James, 1,889; Mr. Shackelford, 641; Mr. Zimmerman, 2,266.
(f)	Includes the following number of shares owned by family members, as to which beneficial ownership is disclaimed: Mr. Shackelford, 39,241.

(g)	Excludes 400,000 shares held by a trust of which Mrs. Wexner is the beneficiary. Mrs. Wexner disclaims beneficial ownership of these shares. Includes 2,498,670 shares held by The Birthday Trust. Excludes 57,055,588 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.
(h)	Includes 7,049,856 shares held by the Abigail Trust, 3,500,000 shares held by The Wexner Children’s Trust II and 15,000,000 shares held by the H.R.E.I. Trust. Mr. Wexner shares voting and investment power with others with respect to shares held by The Abigail Trust, The Wexner Children’s Trust II and the H.R.E.I. Trust. Includes 4,892,608 shares held by Mr. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation. Excludes 400,000 shares held in a trust of which Mrs. Wexner is a beneficiary and as to which Mr. Wexner disclaims beneficial ownership. Includes 10,115,019 shares beneficially owned by Mrs. Wexner as to which Mr. Wexner may be deemed to share voting and investment power.
(i)	Includes 2,400 shares which are Mr. Zimmerman’s pro rata share of 7,200 shares owned by a corporation of which Mr. Zimmerman is president and a 33% stockholder plus 4,000 shares held by a partnership which is 45% owned by Mr. Zimmerman and 45% owned by his wife.
(j)	Includes 39,241 shares as to which beneficial ownership is disclaimed.

Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers and subsidiaries, neither we nor any of our affiliates or subsidiaries nor, to the best of our knowledge, any of our or our subsidiaries’ directors and executive officers, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving shares of our common stock during the 60 days prior to February 27, 2004, except (i) December 31, 2003 gift of 425 shares, and surrender of 24,020 shares to Limited Brands to satisfy tax withholding obligations upon vesting and delivery of restricted stock on February 2, 2004 by V. Ann Hailey and (ii) February 5, 2004 surrender of 1,598 shares to Limited Brands to satisfy tax withholding obligations upon vesting and delivery of restricted stock by Leonard A. Schlesinger. In addition, we granted (i) shares and restricted stock units to directors in lieu of directors fees pursuant to the Director Plan, (ii) options, in the ordinary course, to executive officers pursuant to the Limited Brands 1993 Stock Option and Performance Incentive Plan and (iii) 100,000 shares to V. Ann Hailey upon renewal of her employment agreement.

Stock-Based Plans. We maintain three stock plans: the Limited Brands, Inc. Stock Award and Deferred Compensation Plan for Non-Associate Directors, the Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan (As Amended and Restated Effective May 18, 2003) and the Intimate Brands, Inc. 1995 Stock Option and Performance Incentive Plan. Each of the plans was approved by our stockholders.

The Limited Brands Stock Award and Deferred Compensation Plan for Non-Associate Directors (the “Director Plan”) replaced the 1996 Stock Plan for Non-Associate Directors (the “1996 Director Plan”). Under the Director Plan, each non-employee director receives a cash component and stock component of the compensation earned as a director. Each such director is entitled to elect to receive all or a portion of the cash compensation earned as a director (“Election Amount”) in the form of shares of common stock or “deferred stock units” and each of the stock compensation in shares or “deferred stock units.” Deferred stock units are paid in shares of common stock upon exercise. The shares or “deferred stock units” are issued under the Director Plan in equal quarterly installments (based on the Election Amount), and the actual number of shares of common stock to be received by a non-employee director will be determined based on the fair market value of common stock on the date of grant. A non-employee director will be 100 percent vested under the Director Plan. Up to 500,000 shares of common stock, subject to certain adjustments, have been reserved for issuance under the Director Plan. The Director Plan is administered by the Board of Directors, which has the power to amend the Director Plan, subject to certain limitations. Since commencing the day immediately following the 2003 annual meeting, nine non-employee directors participated in the Director Plan, electing to receive between 0% and 100% of their annual cash compensation as directors in shares of common stock or deferred stock units. As of February 20, 2004, we had issued an aggregate of 104,690 options under the 1996 Director Plan, and 51,755 shares and 6,120 deferred stock units under the Director Plan.

Under the Limited Brands, Inc. 1993 Stock Option and Performance Incentive Plan, 2003 Restatement (the “LBI Plan”), we reserved an aggregate of 74,727,352 shares (adjusted for stock dividends, stock splits and similar events) for issuance to executive officers and key management associates of Limited Brands and its subsidiaries. The LBI Plan provides for the following types of awards: (i) incentive stock options; (ii) nonstatutory stock options; (iii) stock appreciation rights (“SARs”); (iv) restricted shares; (v) performance shares; (vi) performance units; (vii) shares of unrestricted common stock; and (viii) tax offset payments. No associate may be granted in any calendar year awards covering more than 2,000,000 shares; and no more than 4,230,990 shares may be issued under the LBI Plan other than that pursuant to stock options or SARs. The Compensation Committee of our Board of Directors determines the number and type of awards granted under the LBI Plan. Except in the case of awards issued in connection with the assumption of awards in connection with an acquisition by, or combination involving, Limited Brands, options will be granted at exercise prices that are at least equal to the fair market value of our common stock on the date of grant. Options are generally granted for a term of ten years from the date of grant. As of January 31, 2004, 11,411,484 shares were available for future grants.

Under the Intimate Brands, Inc. 1995 Stock Option and Performance Incentive Plan (1997 Restatement) (the “IBI Plan”), an aggregate of 40,425,000 (adjusted for stock dividends, splits and similar events) shares of the common stock of Intimate Brands, Inc. (“IBI”) was reserved for issuance to executive officers and key management associates of IBI and of Limited Brands and its subsidiaries. The IBI Plan provided for the following types of awards: (i) incentive stock options; (ii) nonstatutory stock options; (iii) stock appreciation rights; (iv) restricted shares; (v) performance shares; (vi) performance units; (vii) shares of unrestricted IBI common stock; and (viii) tax offset payments. The Compensation Committee of the IBI board of directors determined the number and type of awards granted under the IBI Plan. Options were generally granted for a term of ten years from the date of grant. In connection with Limited Brands’ exchange offer and merger with IBI in March 2002, 12,808,603 IBI options and 1,338,260 shares of IBI restricted stock were converted into 14,089,253 Limited Brands options and 1,472,086 shares of Limited Brands’ restricted stock, respectively. No additional awards will be made under the IBI Plan.

The foregoing descriptions of our stock-based plans are qualified in their entirety by reference to the stock plans, copies of which have been filed with the Commission.

Dividend Reinvestment Plan. We maintain a Dividend Reinvestment Plan (the “DRP”), under which dividends are not paid directly to the participating stockholders but are applied to the purchase of our shares for the accounts of the participating stockholders.

Employee Stock Purchase Plan and Savings and Retirement Plan. We also maintain the Employee Stock Purchase Plan and the Savings and Retirement Plan. The Employee Stock Purchase Plan is an open market stock purchase plan whereby employees may elect to have an agent purchase shares in the open market through payroll deductions. The minimum payroll deduction is $1.00 and the Employee Stock Purchase Plan covers part-time or full-time employees who are of voting age. The Savings and Retirement Plan is a tax-qualified defined contribution plan 401(k) covering certain of our employees who are at least 21 years of age and have completed a year of employment with 1,000 or more hours of service in which participants may elect to acquire and hold shares.

Agreements, Arrangements or Understandings.

Employment Agreements. In 2003 we entered into an employment agreement with Mr. Schlesinger, pursuant to which he serves as our Executive Vice President and Chief Operating Officer. The initial term of Mr. Schlesinger’s agreement ends on February 6, 2009, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Schlesinger’s agreement provides for an initial base salary of $1 million, life insurance coverage of $5 million and disability benefits in addition to the benefits available under our disability plans. The agreement notes that Mr. Schlesinger was paid a promotion bonus of $1 million, and provides for the grant in March 2003 of options to acquire 200,000 shares of common stock, 200,000 restricted shares of common stock and 200,000 restricted stock units. Mr. Schlesinger’s agreement also provides that, if we fail to extend his agreement or terminate his employment without cause, or if he terminates his employment for good reason, he will continue to receive his base salary for one year after the termination date; provided that if Mr. Schlesinger agrees to execute a general release of us, he will also be entitled to receive an additional year of salary continuation as well as the incentive compensation that he would have otherwise received had he been employed by us during the one year period beginning on his employment termination date. In the event that in connection with a change in control of Limited Brands Mr. Schlesinger’s employment is terminated either by us without cause or by him for good reason, he would be entitled to a lump severance benefit equal to two times his base salary and an amount equal to the sum of his four semi-annual payouts he received under our incentive compensation performance plan, together with a pro rata amount for the incentive compensation period in which his employment terminated. In the event any “parachute” excise tax is imposed on Mr. Schlesinger, he will be entitled to tax reimbursement payments.

In 2004 we entered into an employment agreement with Ms. Hailey under which she serves as our Executive Vice President and Chief Financial Officer. The initial term of Ms. Hailey’s agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Ms. Hailey’s agreement provides for an initial base salary of $840,000, life insurance coverage of $5 million and disability benefits in addition to the benefits available under the Company’s disability plans. The agreement also provides for the grant to Ms. Hailey of options to purchase 100,000 shares of common stock and, beginning in the Spring of 2004 subject to her continued performance and changes in applicable rules or practices, for the annual grant of options to purchase 100,000 shares of common stock. Ms. Hailey’s agreement also provides that, if we fail to extend her agreement or terminate her employment without cause, or if she terminates her employment for good reason, she will continue to receive her base salary for one year after the termination date; provided that if Ms. Hailey agrees to execute a general release of us, she will also be entitled to receive an additional year of salary continuation as well as the incentive compensation that she would have otherwise received had she been employed by us during the one year period beginning on her employment termination date. In the event that in connection with a change in control of Limited Brands Ms. Hailey’s employment is terminated either by us without cause or by her for good reason, she would be entitled to severance benefits equal to two times her base salary and an amount equal to the sum of her four semi-annual payouts she received under our incentive compensation plan, together with a pro rata amount for the incentive compensation performance period in which her employment terminated. In the event any “parachute” excise tax is imposed on Ms. Hailey, she will be entitled to tax reimbursement payments.

In 1998 the Company entered into an employment agreement with Mr. Finkelman, which was amended in 2003, pursuant to which he serves as the Company’s Senior Vice President, Brand and Business Planning. The initial term of Mr. Finkelman’s agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Limited Brands and Mr. Finkelman have agreed that his employment agreement will not be extended. Mr. Finkelman’s agreement provides for an initial base salary of $450,000, life insurance coverage of $2 million and disability benefits in addition to the benefits available under the Company’s disability plans. Mr. Finkelman’s agreement also provides that, if we fail to extend his agreement or terminate his employment without cause, or if he terminates his employment for good reason, he will continue to receive his base salary for one year after the termination date; provided that if Mr. Finkelman agrees to execute a general release of us, he will also be entitled to receive a pro rata amount under our incentive compensation plan for the performance period in which his employment terminated, an additional year of salary continuation and the amount of the incentive compensation that he would have otherwise received had he been employed by us during the one year period beginning on his employment termination date. In the event that in connection with a change in control of Limited Brands Mr. Finkelman’s employment is terminated either by us without cause or by him for good reason, he would be entitled to a severance benefits equal to two times his base salary and an amount equal to the sum of his four semi-annual payouts he received under our incentive compensation plan, together with a pro rata amount for the incentive compensation performance period in which his employment terminated. In the event any “parachute” excise tax is imposed on Mr. Finkelman, he will be entitled to tax reimbursement payments.

In 2002 the Company entered into an employment agreement with Mr. Giresi, which was amended in 2003, under which he serves as the Company’s Senior Vice President and Chief Stores Officer. The initial term of Mr. Giresi’s agreement is six years, with automatic one-year extensions thereafter unless either party gives written notice to the contrary. Mr. Giresi’s agreement provides for an initial base salary of $525,000. Mr. Giresi’s agreement also provides that, if we fail to extend his agreement or terminate his employment without cause, or if he terminates his employment for good reason, he will continue to receive his base salary for one year after the termination date; provided that if Mr. Giresi agrees to execute a general release of us, he will also be entitled to receive a pro rata amount under our incentive compensation plan for the performance period in which his employment terminated, an additional year of salary continuation and the amount of the incentive compensation that he would have otherwise received had he been employed by us during the one year period beginning on his employment termination date. In the event that in connection with a change in control of Limited Brands Mr. Giresi’s employment is terminated either by us without cause or by him for good reason, he would be entitled to severance benefits equal to two times his base salary and an amount equal to the sum of his four semi-annual payouts he received under our incentive compensation plan, together with a pro rata amount for the incentive compensation performance period in which his employment terminated. In the event any “parachute” excise tax is imposed on Mr. Giresi, he will be entitled to tax reimbursement payments.

On February 25, 2004, the parties agreed to a settlement of the litigation pending in the Delaware Court of Chancery styled In re The Limited, Inc. Shareholders Litigation. Under the terms of the settlement, among other things, Mr. Wexner, his immediate family members and affiliated entities have agreed not to tender any shares in the tender offer and not to sell any shares of Limited Brands common stock for a period commencing February 25, 2004 and ending six months after completion of the tender offer. The settlement is subject to several conditions, including approval by the Delaware Court of Chancery.

Except as otherwise described in this Offer to Purchase, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees or loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12. Legal Matters; Regulatory Approvals.

We are not aware of any license or regulatory permit that appears material to our business that might be adversely affected by our acquisition of the shares as contemplated by the tender offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of the shares as contemplated by the tender offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered pursuant to the tender offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations under the tender offer to accept shares for payment and pay for shares is subject to conditions. See Section 7.

13. United States Federal Income Tax Consequences.

The following describes the material United States federal income tax consequences relevant to the tender offer. This discussion is based upon the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, changes to which could materially affect the tax consequences described herein and could be made on a retroactive basis.

This discussion deals only with shares held as capital assets and does not deal with all tax consequences that may be relevant to all categories of holders (such as dealers in securities or commodities, insurance companies, tax-exempt organizations or persons who hold shares as a position in a straddle). In particular, different rules may apply to shares acquired as compensation (including shares acquired upon the exercise of options, the vesting of restricted shares or shares held by the trustee of our Savings and Retirement Plan). This discussion does not address the state, local or foreign tax consequences of participating in the tender offer. Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the tender offer.

As used herein, a “Holder” means a beneficial holder of shares that is a citizen or resident of the United States, a corporation or a partnership created or organized under the laws of the United States or any State thereof, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

Holders of shares who are not United States holders (“foreign stockholders”) should consult their tax advisors regarding the United States federal income tax consequences and any applicable foreign tax consequences of the tender offer and should also see Section 3 for a discussion of the applicable United States withholding rules and the potential for obtaining a refund of all or a portion of any tax withheld.

Non-Participation in the Tender Offer. Holders of shares who do not participate in the tender offer will not incur any tax liability as a result of the consummation of the tender offer.

Exchange of Shares Pursuant to the Tender Offer. An exchange of shares for cash pursuant to the tender offer will be a taxable transaction for United States federal income tax purposes. A Holder who participates in the tender offer will, depending on such Holder’s particular circumstances, be treated either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from us.

Under Section 302 of the Code, a Holder will recognize gain or loss on an exchange of shares for cash if the exchange (i) results in a “complete termination” of all such Holder’s equity interest in us, (ii) results in a “substantially disproportionate” redemption with respect to such Holder or (iii) is “not essentially equivalent to a dividend” with respect to the Holder. In applying the Section 302 tests, a Holder must take account of stock that such Holder constructively owns under attribution rules, pursuant to which the Holder will be treated as owning our stock owned by certain family members (except that in the case of a “complete termination” a Holder may, under certain circumstances, waive attribution from family members) and related entities and our stock that the Holder has the right to acquire by exercise of an option. An exchange of shares for cash will be a substantially disproportionate redemption with respect to a Holder if the percentage of the then outstanding shares owned by such Holder immediately after the exchange is less than 80% of the percentage of the shares owned by such Holder immediately before the exchange. If an exchange of shares for cash fails to satisfy the “substantially disproportionate” test, the Holder may nonetheless satisfy the “not essentially equivalent to a dividend” test. An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the Holder’s equity interest in us. An exchange of shares for cash that results in a reduction of the proportionate equity interest in us of a Holder whose relative equity interest in us is minimal (an interest of less than one percent should satisfy this requirement) and who does not exercise any control over or participate in the management of our corporate affairs should be treated as “not essentially equivalent to a dividend”. Holders should consult their tax advisors regarding the application of the rules of Section 302 in their particular circumstances.

If a Holder is treated as recognizing gain or loss from the disposition of the shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such Holder’s tax basis in the shares exchanged therefor. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the holding period of the shares exceeds one year as of the date of the exchange.

If a Holder is not treated under the Section 302 tests as recognizing gain or loss on an exchange of shares for cash, the entire amount of cash received by such Holder pursuant to the exchange will be treated as a dividend to the extent of the Holder’s allocable portion of our current and accumulated earnings and profits. Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to U.S. federal income tax at a maximum rate of 15% on amounts treated as dividends. Such a dividend will be taxed at a maximum rate of 15% in its entirety, without reduction for the tax basis of the shares exchanged. To the extent that cash received in exchange for shares is treated as a dividend to a corporate Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) and (ii) it will be subject to the “extraordinary dividend” provisions of the Code. Corporate Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

We cannot predict whether or the extent to which the tender offer will be oversubscribed. If the tender offer is oversubscribed, proration of tenders pursuant to the tender offer will cause us to accept fewer shares than are tendered. Therefore, a Holder can be given no assurance that a sufficient number of such Holder’s shares will be purchased pursuant to the tender offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above.

See Section 3 with respect to the application of federal income tax withholding and backup withholding.

14. Extension of the Tender Offer; Termination; Amendment.

We expressly reserve the right, in our sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to extend the period of time during which the tender offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension. We also expressly reserve the right, in our sole discretion, to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the tender offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by us to have occurred, to amend the tender offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the tender offer to holders of shares or by decreasing or increasing the number of shares being sought in the tender offer. Amendments to the tender offer may be made at any time and from time to time effected by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the tender offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of such change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through PRnewswire or another comparable service.

If we materially change the terms of the tender offer or the information concerning the tender offer, we will extend the tender offer to the extent required by Rules 13e-4(d)(2) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the Commission provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (1) we increase or decrease the price to be paid for shares or increase or decrease the number of shares being sought in the tender offer and, if an increase in the number of shares being sought exceeds 2% of our outstanding shares and (2) the tender offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to security holders in the manner specified in this Section 14, the tender offer will be extended until the expiration of such period of ten business days.

15. Fees and Expenses.

We have retained Banc of America Securities LLC and J.P. Morgan Securities Inc. to act as the Dealer Managers in connection with the tender offer and to provide financial advisory services in connection with the tender offer. The Dealer Managers will each receive $1 million for their services. We have also agreed to reimburse the Dealer Managers for reasonable out-of-pocket expenses incurred by them in connection with the tender offer, including reasonable fees and expenses of counsel, and to indemnify the Dealer Managers against certain liabilities in connection with the tender offer, including liabilities under the federal securities laws. Banc of America Securities LLC and J.P. Morgan Securities Inc. have rendered various investment banking and other services to us in the past and may continue to render such services, for which they have received and may continue to receive customary compensation from us. In the ordinary course of their trading and brokerage activities, Banc of America Securities LLC and J.P. Morgan Securities Inc. and their affiliates may hold positions, for their own accounts or for those of their customers, in our securities.

We have retained D.F. King & Co., Inc. to act as Information Agent and Wachovia Bank, N.A. to act as Depositary in connection with the tender offer. The Information Agent may contact holders of shares by mail, telephone and in person and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the tender offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for specified reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the tender offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers or dealers (other than fees to the Dealer Managers and the Information Agent as described above) for soliciting tenders of shares pursuant to the tender offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. We will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the tender offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of us, the Dealer Managers, the Information Agent or the Depositary for purposes of the tender offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 9 in the Letter of Transmittal.

16. Miscellaneous.

We are not aware of any jurisdiction where the making of the tender offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the tender offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the Commission an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the tender offer. The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR SHARES IN THE TENDER OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE TENDER OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US OR THE DEALER MANAGERS.

February 27, 2004.

The Letter of Transmittal and certificates for shares and any other required documents should be sent or delivered by each stockholder or such stockholder’s broker, dealer, commercial bank, trust company or nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Tender Offer is:

WACHOVIA BANK, N.A.

1525 West W.T. Harris Blvd.

Building 3C3, NC-1153

Charlotte, NC 28262-1153

By Registered, Certified Mail or First Class Mail:	By Hand or Courier Delivery:	By Facsimile Transmission (for eligible institutions only):

Wachovia Bank, N.A.	Wachovia Bank, N.A.	(781) 380-3388
Securities Processing Center	Securities Processing Center
PO Box 859208	161 Bay State Dr.	For Confirmation Call:
Braintree, MA 02185-9208	Braintree, MA 02184	(800) 829-8432
(781) 843-1833 ext. 200

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

Questions or requests for assistance may be directed to the Information Agent or the Dealer Managers at their respective telephone numbers and addresses set forth below. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the tender offer. To confirm delivery of shares, stockholders are directed to contact the Depositary.

The Information Agent for the Tender Offer is:

D.F. KING & CO., INC.

48 Wall Street

New York, NY 10005

Banks and Brokerage Firms Please Call: (212) 269-5550 (Call Collect)

All Others Call Toll Free: (888) 628-8208

The Dealer Managers for the Tender Offer are:

Banc of America Securities LLC	J.P. Morgan Securities Inc.
9 West 57th Street	277 Park Avenue
New York, New York 10019	New York, New York 10172
(212) 583-8537 (Call Collect)	(212) 622-2624 (Call Collect)
(888) 583-8900, ext. 8537 (Call Toll Free)	(866) 262-0777 (Call Toll Free)